Exhibit 23.2


                CONSENT OF INDEPENDENT AUDITORS'
                --------------------------------


The Board of Directors
Cell Robotics International, Inc.:

We consent to the use of our report incorporated herein by reference and to the reference to our firm under the heading
"Experts" in the prospectus.

Our report dated February 9, 1996, except as to the second paragraph of note 15, which is as of February 14, 1996, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has an accumulated deficit, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                  KPMG Peat Marwick LLP


Albuquerque, New Mexico
December 31, 1996